Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

INSIDE BENSON HILL – VIDEO SCRIPT:

Benson Hill’s Headquarters, which opened in the Summer of 2020, is located at the heart of a nurturing innovation community in St. Louis, MO called 39 North. Anchored by the Danforth Plant Science Center, the world’s largest independent plant research nonprofit, the 600-acre agtech district is the premier location for plant science with the largest concentration of plant science Ph.D.’s in the world, all focused on finding solutions to global food and agriculture challenges.

Benson Hill’s state-of-the-art 160,000 square foot facility brings together food science, data science and plant science in one location, creating the perfect breeding ground to drive advancement in the CropOS® platform, a cutting-edge food innovation engine that accelerates biology to develop food and ingredient options that are made better from the beginning.

Walking through our facilities, let’s start with our plant biology labs. Traditionally built to be more closed-off, our approach to these labs was to create a more open and collaborative environment to drive cross-functional innovation.

At Benson Hill we have established our own tissue culture protocols, focusing on elite and commercial germplasm across target crops. Working with our own proprietary gene selection markers, we’re able to streamline the efficiency of the process, helping to accelerate the path to integrating quality traits identified through CropOS®, such as increased protein, in food.

Our tissue culture walk-in growth chambers allow us to control environmental factors such as temperature, humidity and light intensity that's best suited for the plantlets' optimal growing conditions.

Our Cell-Based Assays are a high throughput platform to screen reagents and accelerate our CRISPR platform. Plant cells are used to identify the best reagents to advance to stable transformation. This state-of-the-art, highly automated process enables trait discovery and editing chemistry acceleration.

Moving to plant molecular characterization, our DNA extraction process is assisted with machinery that allows us to grind seed and tissue rapidly and efficiently. Integrating robotics into our process, our liquid handler machinery allows us to streamline our assay processes, increasing throughput, speed, and consistency. The CropOS® system uses the DNA signatures identified from this process to drive breeding and advancement decisions.

Moving into our Biochemistry and Food Science Group, seeds created through our process are analyzed for protein and other composition traits. Utilizing automated machinery that identifies protein profiles, we’re able to rapidly validate our hypotheses as we build new quality traits in food.

Utilizing advanced liquid and gas chromatography analytical instruments, we’re able to accurately identity and quantify compounds along with taste and flavor profiles to better understand how our quality trait development efforts translate to new and improved ingredients to our downstream partners. These data are used by CropOS® to design the next generation of tastier and healthier foods.

As we drive to accelerate the speed of biology through CropOS® predictions and insights, our speed breeding growth chambers allow us to control the environment in a way that maximizes the amount of genetic gain we can achieve, offering multiple growth cycles per year. Our phenomics studies allow us to understand variability and translate these insights into field outcomes, allowing us to closely align our predictions to real-world conditions.

Our new facility was designed to accommodate growth as we scale our product development capacity and ramp up commercialization efforts.

Here we are poised for growth and the perfect breeding ground for innovation.

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Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been filed and declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement to be filed with the SEC by Star Peak, which will include the proxy statement/consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination (when available), and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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